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                                  LETTERHEAD OF
                              NU-TECH BIO-MED INC.
                                500 FIFTH AVENUE
                                   SUITE 2424
                            NEW YORK, NEW YORK 10110
                               TEL. (212) 391-2424
                            FACSIMILE (212) 391-2864


                                         February 3, 1997

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Roland F. St. Paul
            Mail Stop 7-6

                  Company Name:     Nu-Tech Bio-Med, Inc.
                  Type of Report:   Form S-3
                  Filing Number:    SEC File No. 333-17857
                  CIK Number:       0000716778

Ladies/Gentlemen:

         The undersigned is the Chairman of the Board of Directors of Nu-Tech Bio-Med, Inc. (the "Company"), which has filed a Registration Statement on Form S-3 (Filing Number 333-17857) for selling shareholders.

         The Form S-3 does not include any securities being sold on the Company's behalf.

         The Company has determined at this time to withdraw the Registration Statement. Pursuant to Commission Rule 477, the Company requests that the Registration statement be withdrawn as of Wednesday February 5, 1997 at 4:00 pm. The Company believes that withdrawal at this time is in the bests interests of the Company and is not inconsistent with the protection of the public interest.

                                        NU-TECH BIO-MED, INC.



                                        By: /s/ J.  Marvin Feigenbaum
                                            -------------------------
                                                J.  Marvin Feigenbaum
                                                Chief Executive Officer
                                                Chief Financial Officer